March 15, 2023

Mr. Ray Be

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 204 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Bridges Capital Tactical Equity ETF

Dear Mr. Be:

This correspondence responds to comments to the Trust received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Amendment relating to the Bridges Capital Tactical Equity ETF (the “Fund”), a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Comment: In the Principal Investment Strategies section, please revise to clarify that the Fund will look through the holdings of an underlying fund for purposes of the 80% test.

Response: The Fund’s name has been changed to “Bridges Capital Tactical ETF.” As such, the disclosure has been revised to remove references to an 80% policy.

2.	Comment: In the Principal Investment Strategies section, clarify these 3 steps using plain english principles.

Response: The Fund has revised the disclosure accordingly.

3.	Comment: In the Principal Investment Strategies section, please explain how you determine the macro-thesis and position the portfolio in accordance with risk on/risk off periods. What types of investments will you use and how do you evaluate them when seeking to implement market views?

Response: The Fund has revised the disclosure accordingly.

4.	Comment: In the Principal Investment Strategies section, explain how you will implement your risk off strategy while complying with your Fund Names rule obligations.

Response: As noted in the response to comment 1, the Fund’s name has been changed to Bridges Capital Tactical ETF and, as such, the Fund no longer has any obligations under the Fund Names rule.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus, LLP ● Practus.com

5.	Comment: In Step 1 in the Principal Investment Strategies section, clarify what the range of rebalancing could be. Will the Fund follow any pre-determined ranges for rebalancing its allocations?

Response: The Fund has revised the disclosure accordingly.

6.	Comment: In the Mid-Capitalization Risk discussion, to the extent the Fund will only gain exposure to these types of securities thru ETFs, please clarify.

Response: The Fund has revised the disclosure accordingly.

7.	Comment: In the ETF Risks discussion, with respect to the last two bullets, clarify the distinction between these two risks.

Response: The Fund has revised the disclosure accordingly.

8.	Comment: In the New Fund Risk discussion, consider deleting the reference to the Fund being a new management investment company and clarifying that it is a new fund.

Response: The Fund has revised the disclosure accordingly.

9.	Comment: It is stated in the Additional Information About the Fund’s Investment Objective and Principal Strategies section that it is expected that the Fund will be diversified. Explain supplementally how the Fund expects to accomplish this if the Fund’s anticipated range is 5-20 holdings as stated elsewhere.

Response: The Fund will generally hold approximately 75% of its assets in other investment companies and 5% of its assets in cash or cash or cash equivalents, or 80% of its assets in cash or cash equivalents. The Fund’s individual equity holdings will in total represent approximately 20% of the Fund’s assets.

10.	Comment: In the third paragraph of the Additional Information About the Fund’s Investment Objective and Principal Strategies section, consider adding a graphic showing what the allocations will be under normal situations, as well as what the range of rebalancing might be short of a temporary position. Also consider discussing the allocations briefly in the Principal Investment Strategies section.

Response: The Fund has revised the disclosure in the Principal Investment Strategies and Additional Information About the Fund’s Investment Objective and Principal Strategies sections accordingly, including the addition of a graphic.

11.	Comment: In the Risk of Investing in Other ETFs discussion, tailor this risk to the Fund's anticipated investments.

Response: The Fund has revised the disclosure accordingly.

Statement of Additional Information

1.	Comment: With respect to the disclosure on page 5 of the Statement of Additional Information regarding applying the Fund’s concentration policy limitation, please note that a fund and its adviser may not ignore information that it is aware of relating to investments of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of underlying funds when determining the Fund's compliance with its concentration policy.

Response: The Fund has revised the disclosure to clarify the application of its concentration policy.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@Practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

Partner

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